SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 7)

                      First Union Real Estate Equity and
                             Mortgage Investments
                               (Name of Issuer)



                        Shares of Beneficial Interest
                        -----------------------------
                         (Title of Class of Security)


                                 337 400 105
                                -------------
                                (CUSIP Number)



                              William A. Scully
                    c/o Apollo Real Estate Advisors, L.P.
                         1301 Avenue of the Americas
                           New York, New York 10019
                          Telephone: (212) 261-4000
               ------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               With a copy to:

                            Randall H. Doud, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                              New York, NY 10022
                          Telephone: (212) 735-2524


                               October 8, 1998
            -----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]



                                SCHEDULE 13D

CUSIP No.  337 400 105
----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                  (b) |_|
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                |_|

----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
----------------------------------------------------------------------------

      NUMBER OF         7   SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY      ------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                2,135,987
      REPORTING       ------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                0
                      ------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            2,135,987
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,135,987
----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.6%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----------------------------------------------------------------------------




                                SCHEDULE 13D

CUSIP No. 337 400 105
-----------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        APOLLO REAL ESTATE ADVISORS II, L.P.

----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
                                                                    (b) |_|
----------------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC, OO
----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              |_|
----------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
----------------------------------------------------------------------------

      NUMBER OF         7   SOLE VOTING POWER
       SHARES               0
    BENEFICIALLY      ------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                2,135,987
      REPORTING       ------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH                0
                      ------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            2,135,987

----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,135,987

----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                            |_|

----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.6%
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
----------------------------------------------------------------------------



            This Amendment No. 7 amends and supplements the following Items of the Schedule 13D (the "Schedule 13D") of Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. originally filed on January 6, 1997 with the Securities and Exchange Commission with respect to the Shares of Beneficial Interest (the "Shares") of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

            Item 4 is hereby amended by adding the following:

Item 4  Purpose of the Transaction.

            On October 8, 1998, the Board appointed William A. Scully to the Board. Mr. Scully is an officer of Capital Advisors II and a limited partner of AREA II and Apollo Real Estate Management II, L.P. ("AREMII"). AREMII is the day-to-day manager of AREIF II.

            Item 5 is hereby amended by adding the following:

Item 5  Interest in Securities of the Issuer.

            To the best of the Reporting Persons' knowledge, Mr. Scully (a) has not engaged in any transactions in the Shares in the last sixty days,
(b) does not own any Shares or can vote or direct the vote of any Shares, and (c) cannot dispose or direct the disposition of any Shares. Mr. Scully disclaims beneficial ownership of all securities held by the Reporting Persons.

            Item 6 is hereby amended by adding the following:

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Reporting Persons have engaged and expect to engage from time to time in the ordinary course of business in transactions involving derivative instruments and "swap" contracts respecting the Issuer's securities resulting in various "notional" pecuniary interests in such securities. Such arrangements do not relate to the securities beneficially owned by the Reporting Persons and do not affect the Reporting Persons' investment, voting or dispositive power over such securities. Likewise, such arrangements do not give the Reporting Persons investment, voting or dispositive power over, or any right to acquire, additional securities of the Issuer, which are held, if at all, by the writer(s) of such instruments. In addition, the Reporting Persons have maintained various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith have provided to the lenders as collateral thereunder, the Shares, among other securities, investments and properties. The Reporting Persons do not believe that such arrangements materially affect the Reporting Persons' beneficial ownership or investment intent respecting the Issuer.


                              SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 29, 1998


                  APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                  By:   Apollo Real Estate Advisors II, L.P.
                        Managing Member


                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner



                        By:  /s/   Michael D. Weiner
                           ------------------------------------------------
                        Name:  Michael D. Weiner
                        Title: Vice President,
                               Apollo Real Estate Capital Advisors II, Inc.


                  APOLLO REAL ESTATE ADVISORS II, L.P.

                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner



                         By: /s/ Michael D. Weiner
                            ------------------------------------------------
                         Name:  Michael D. Weiner
                         Title: Vice President,
                                Apollo Real Estate Capital Advisors II, Inc.